EXHIBIT K


               [CALIFORNIA INVESTMENT FUND, LLC LETTERHEAD]


Dynex Capital, Inc.
Attn:  Thomas H. Potts
10900 Nuckols Road, 3rd Floor
Glen Allen, Virginia 23060
804-217-5861

Dynex Capital, Inc.
C/O Investment Banking Division
Paine Webber Incorporated
Attn:  Mr. Jim Murray
1285 Avenue of the Americas
New York, NY 10019
212-713-2000

VIA FACSIMILE

July 12, 2000

Dear Mr. Potts and Mr. Murray:

          California Investment Fund, L.L.C. is in receipt of your letter dated July 6, 2000, and after careful review, proposes the following revisions to the July 6 letter.

This letter of intent is intended to summarize the principal terms relating to the proposed acquisition by California Investment Fund, L.L.C. ("Buyer") of Dynex Capital, Inc. and its subsidiaries ("Seller"). The preliminary understandings expressed in this letter are intended to be the subject of further negotiation and are not intended to be binding, except as set forth herein. There is no obligation on the part of any party (other than as set forth in the next sentence) until a definitive merger agreement is entered into by the parties, which will contain additional terms and conditions which have yet to be agreed upon. Notwithstanding the foregoing, upon acceptance of this letter of intent by the Seller, the provisions of Paragraphs 5, 6 and 13 will be binding upon Seller and Buyer.

     1.   Proposed value for Dynex Capital, Inc. common stock.

     Buyer, or a subsidiary of Buyer (Acquisition Sub"), intends to acquire all 11,444,188 issued and outstanding shares of common stock of Seller, for a price of $1.8095 per share in cash, totaling $20,708,753.61. The preferred shares will be acquired at the following prices: Class A Preferred, 1,309,061 shares at $7.0990 per share, totaling $9,292,994.62; the Class B Preferred 1,912,434 shares at $7.5166 per share, totaling $14,374,933.39; and the Class C Preferred 1,840,000 shares at $8.4909 per share, totaling $15,623,318.37. This would result in an aggregate purchase price of $60,000,000 for the common and preferred stock of Seller. All accrued, unpaid dividends, which is estimated to be $12,912,000 as of June 30, 2000, are included in the share prices, and no further accrual will be paid. Dynex agrees not to pay any of these accrued dividends prior to the closing of the proposed transaction. All unvested and vested options (none of which are in-the-money) will be cancelled.

          Separately, CIF or an affiliate will have the option to acquire all the issued and outstanding shares of common stock of Dynex's affiliate, Dynex Holding, Inc. at its book value of approximately $200,000.00.

     2.   Proposed   transaction   structure   (merger  of  equals,   stock
          acquisition,  asset purchase or other).

          Buyer anticipates that the transaction will be accomplished through the merger of Acquisition Sub and Seller. Certain assets of Seller that may not be transferred to Acquisition Sub (which is not a REIT or a qualified REIT subsidiary) or that Buyer wishes to transfer to a REIT or a qualified REIT subsidiary will be sold by Seller in transactions pre-arranged by Buyer after deposit of the Purchase Price (as defined below) in escrow and the satisfaction of all other conditions to the proposed transaction, but prior to the completion of the proposed merger.

     3. Anticipated financing source for completing the transaction (available cash, new debt, existing unused debt lines or other).

          Buyer anticipates that the aggregate amount necessary to purchase the common stock of Seller and the preferred stock of Seller (the "Purchase Price") will be comprised of working capital of Buyer and financing from its lender.

     4.   Observation Rights

          Upon the execution of the definitive merger agreement, Buyer shall be granted a right to designate one person to act as an observer (the "Observer") at the headquarters of Seller. The Observer shall also be entitled to notice of and to attend all meetings of the Board of Directors of Seller, and to receive any material distributed to the directors in the capacity as directors of Seller, but will have no voting rights or rights to participate in any discussions of the Board of Directors of Seller. Notwithstanding the prior sentence, such Observer will not be permitted to receive any materials or attend the portions of any meetings of the Board that relate to any deliberation of the proposed merger.

     5.   Due Diligence.

          Seller shall cooperate fully with Buyer in its due diligence investigation and will make available to Buyer and its financial and legal
advisors  all  books,  records  and  business  and  financial   information
reasonably requested by Buyer with respect to the subject matter of this letter of intent during the Due Diligence Period. The Due Diligence Period will expire upon the earlier of (a) fourteen (14) calendar days from the date of this letter of intent, (b) written notification by Buyer that it is terminating the Due Diligence Period or (c) written notification by Buyer that it is prepared to engage in exclusive negotiations in accordance with Paragraph 6 and that it will waive its due diligence condition ("Notice"). In addition, Seller agrees that Buyer is allowed to contact the financial advisors, note holders and stockholders of Seller in order to satisfy the conditions of Paragraph 6. During the Due Diligence period, Seller agrees that CIF is allowed to contact Seller's financial advisor. In addition, during the Due Diligence period, Seller agrees that CIF is allowed to
contact   holders  of  Seller's   senior  note  (the  "senior  Notes")  and
stockholders in order to satisfy the conditions of Paragraph 7.

     6.   Definitive Merger Agreement; Exclusive Period.

          Subject to the conditions of Paragraph 8, upon the receipt of Notice, Buyer will be granted a fourteen (14) calendar day period (the "Exclusive Period") in which Seller will negotiate in good faith and exclusively with Buyer in an attempt to execute a definitive merger agreement. During this period, Seller will not discuss or negotiate with, or provide any information to, any individual, group, joint venture, partnership, corporation, association, trust, estate or other entity of any nature (other than Buyer and its affiliates) relating to any transaction involving the sale of the business or assets of Seller or of any capital stock of Seller, or any merger, consolidation or similar transaction involving Seller. The parties will cooperate with each other and use their reasonable best efforts to negotiate, prepare and execute a definitive merger agreement during this period. During the Exclusive Period, Seller agrees to notify promptly and to provide a copy to Buyer of any notice from any creditor relating to either an event of default or a request of acceleration.

     7.   Any conditions to completing the proposed transaction.

          The closing of the proposed transaction is subject, among other things, to, (i) completion of due diligence investigation satisfactory to Buyer and its financing sources; (ii) execution of a definitive merger agreement; (iii) the approval of the respective boards of directors of Buyer and Seller; (iv) the approval of the stockholders of Seller; (v) the approval of the holders of senior notes of Seller, and Buyer must negotiate a discount of the Senior Notes acceptable to the Buyer; (vi) the receipt of all required governmental approvals; (vii) the receipt of all materials consents from third parties, including waivers and/or restructuring of Buyer credit lines; (viii) Seller not increasing its debt level above the amount reflected in its December 31, 1999 financials; (x) Seller not changing its executive compensation by an amount greater than 10% of 1999 levels. Buyer will consider the employment of certain of Seller's key employees, but such employment is not a condition of the closing of the proposed transaction.

     8.   Right of First Refusal.

          In the event that Seller receives an offer which Seller believes to be superior to Buyer's offer during the Due Diligence Period, it shall provide written notice to Buyer of the details of the offer. Buyer shall have a five (5) business day period to revise its offer or to terminate this letter of intent.

     9.   Publicity

          Except as required by law, the parties agree that there will be no public announcements or other publicity with respect to the proposed transaction, this letter of intent, the definitive merger agreement or any other matters related thereto without the express written consent of Buyer and Seller.

     10.  Conduct of Business.

          Pending the execution of a definitive merger agreement, Seller will conduct its business in a manner consistent with past practices without making any material change in its business, operations or policies, or paying any dividends, or repurchasing any stock. Any transaction involving the sale of assets or a group of assets entered into after the date of this letter of intent that, in the aggregate, is on Seller's books or has a loan balance in excess of $5 million shall require the pre-approval of Buyer.

     11.  Deposit.

          Upon the execution of this agreement, Buyer will deposit into an escrow 572,178 shares of common stock of Seller by Buyer (the "Deposit Shares"). In the event that Buyer breaches in any material respect its obligations under the definitive merger agreement, Seller shall be entitled to the Deposit Shares. This remedy is intended to be a liquidated payment and is the sole remedy of Seller of the event of any breach by Buyer of its obligations under the definitive merger agreement.

     12.  Break-up Fee.

          In consideration of Buyer's incurrence of expenses, including the significant cost of conducting its due diligence investigation, Buyer shall be entitled to a break-up fee after the execution of the definitive merger agreement if one of the following occurs: (i) the Board of Directors of Seller withdraws its recommendation to the stockholders of Seller in favor of Buyer's purchase of Seller, (ii) the Board of Directors of Seller accepts a "superior" proposal for the purchase of Seller, or (iii) Seller is unable to obtain approval of the stockholders or the senior note holders of Seller. The break-up fee shall be equal to the greater of $2.5 million or 25% of the difference between the Purchase Price and the "superior" proposal accepted by the Board of Directors of Seller.

     13.  Chase Bank of Texas Liability

          Buyer will have the option to accept the liability for the Chase Bank of Texas Letter of Credit facility related to the $79 million off-balance sheet liability upon the execution of this letter agreement, and such other mutually satisfactory agreements that are necessary for the assumption of the liability. The liability will be assumed at its book amount of 87.5% of the face amount. In the event that this liability is transferred to another party, the offer price will be reduced in an amount corresponding to the discount granted to the third party transferee.

This letter of intent will remain outstanding until 5:00 p.m. Eastern Daylight Time on July 17, 2000, at which time it will expire unless Seller has executed this Letter of intent. Once executed, this letter of intent shall continue in effect until the earlier of (i) execution and delivery of a definitive merger agreement; (ii) mutual agreement of Buyer and Seller; and (iii) the sixtieth day after the execution hereof, provided, however, that Paragraphs 5, 5 and 13 shall survive the termination of this agreement.

                                         California Investment Fund, L.L.C.


                                         By:     /s/ Michael R. Kelly
                                                --------------------------
                                         Name:  Michael R. Kelly
                                                --------------------------
                                         Title: Managing Member
                                                --------------------------

Accepted and agreed to this
    day of July, 2000
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